UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

UTime Limited, a Cayman Islands exempted company with limited liability (the “Company”), today announced that it has entered into a Memorandum of Understanding (“MOU”) with Hainan Fuxinyi Investment Co., Ltd., a company specializing in integrating elderly care service resources, to collaborate over the next three years to co-develop a professional digital platform for elderly care services. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: October 23, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)